UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41672

Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center

No. 555, North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Top KingWin Ltd, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on April 22, 2025 at 9:00 AM ET at the Company’s headquarters located at Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China. Holders of a total of 161,131,346 class A ordinary shares of the Company, par value $0.0001 each (the “Class A Ordinary Shares”) and 3,786,960 class B ordinary shares of the Company, par value $0.0001 each (the “Class B Ordinary Shares”), out of a total of 180,211,267 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved as an ordinary resolution, that: (a) with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion, every twenty-five (25) issued and unissued class A ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.0025 each and every twenty-five (25) issued and unissued class B ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value USD0.0025 each so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 300,000,000 class A ordinary shares of par value USD0.0001 each and (ii) 200,000,000 class B ordinary shares of par value USD0.0001 each to USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each (together with 1(b), the “Share Consolidation”); and

The shareholders approved the proposal.

For	Against	Abstain	Total
236,752,824	117,722	0	236,870,546

(b) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares.

The shareholders approved the proposal.

For	Against	Abstain	Total
236,751,089	13,236	106,221	236,870,546

2.	It is resolved as an ordinary resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation) and immediately following the Share Consolidation , the authorized share capital of the Company be increased from USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each to USD31,250,000 divided into 10,000,000,000 class A ordinary shares of par value USD0.0025 each and 2,500,000,000 class B ordinary shares of par value USD0.0025 each (the “Increase of Authorized Share Capital”).

The shareholders approved the proposal.

For	Against	Abstain	Total
236,752,289	118,257	0	236,870,546

3.	It is resolved as an ordinary resolution, that the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares be and are hereby approved and adopted (the “2025 Equity Incentive Plan Proposal”).

The shareholders approved the proposal.

For	Against	Abstain	Total
236,750,365	120,181	0	236,870,546

4.	It is resolved as a special resolution, that the increase of the voting rights attached to each Class B Ordinary Share to forty (40) votes per Class B Ordinary Share on any and all matters on a poll at any general meeting of the Company be and is hereby approved (the “Change of Class B Ordinary Shares Voting Rights”).

The shareholders approved the proposal.

For	Against	Abstain	Total
236,752,299	118,247	0	236,870,546

5.	It is resolved as a special resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation), Resolution 2 (the Increase of Authorized Share Capital) and Resolution 4 above (the Change of Class B Ordinary Shares Voting Rights), with effect from the effective date of the Share Consolidation and the Increase of Authorized Share Capital, the second amended and restated memorandum and articles of association (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Share Consolidation, the Increase of Authorized Share Capital and the Change of Class B Ordinary Shares Voting Rights.

The shareholders approved the proposal.

For	Against	Abstain	Total
236,752,299	118,247	0	236,870,546

6.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Increase of Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of Authorized Share Capital; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Director”).

The shareholders approved the proposal.

For	Against	Abstain	Total
236,752,807	117,573	166	236,870,546

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2025

TOP KINGWIN LTD

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer

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